TSX: ERO
NYSE: ERO

May 4, 2026
Ero Copper Reports First Quarter 2026 Operating and Financial Results
(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three months ended March 31, 2026. Management will host a conference call tomorrow, Tuesday, May 5, 2026, at 11:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.
HIGHLIGHTS
•Consolidated Q1 copper production totaled 17,287 tonnes in concentrate at C1 cash costs(1) of $2.39 per pound produced.
•Quarterly gold production was 5,495 ounces at C1 cash costs(1) and All-in Sustaining Costs ("AISC")(1) of $2,120 and $4,441 per ounce, respectively. Gold sales in the period totaled 10,330 ounces, including 4,311 ounces sold in gold concentrate.
•Quarterly financial results reflect solid operating performance across the Company's copper operations and necessary ventilation circuit and cooling upgrades that were undertaken at the Xavantina Operation during the period.
◦Net income attributable to the owners of the Company for the quarter was $108.8 million ($1.04 per share on a diluted basis).
◦Adjusted net income attributable to the owners of the Company(1) for the quarter was $72.4 million ($0.69 per share on a diluted basis).
◦Cash flow from operations for the first quarter was $92.8 million.
◦Adjusted EBITDA(1) was $125.2 million.
•Net debt(1) at quarter-end was $490.7 million, a reduction of approximately $11.0 million from year-end 2025 and approximately $71.1 million from March 31, 2025. This contributed to a further reduction in the Company's net leverage ratio to approximately 1.0x(2) at quarter-end, demonstrating continued progress against deleveraging priorities.
•Available liquidity(1) at quarter-end was $146.2 million, including $91.2 million in cash and cash equivalents and $55.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Credit Facility").
(1)    These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three months ended March 31, 2026 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2)    The Company's net debt leverage ratio as of March 31, 2026 of 1.0x was calculated as net debt of $490.7 million divided by trailing 12-month adjusted EBITDA of $471.7 million.

1	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•The Company is reaffirming its 2026 production, operating cost, and capital expenditure guidance.
◦At the Caraíba Operations, full-year production is expected to be H2 weighted on higher processed grades from planned mine sequencing and higher plant throughput relative to H1 2026 with unit operating costs expected to decline with higher production levels.
◦At the Tucumã Operation, higher mill throughput is expected through the balance of the year relative to Q1 2026, partially offset a planned moderation in mined and processed copper grades with unit costs expected to remain within the full-year guidance range.
◦At the Xavantina Operations, completion of necessary upgrades to the mine's ventilation and cooling infrastructure is expected to support increased mining rates at improved grades through the remainder of the year. Full-year production is expected to be H2 weighted, and consequently unit costs are expected to decline in conjunction with higher production levels. Gold concentrate sales are expected to benefit meaningfully from dryer conditions as the rainy season ends, with average quarterly rainfall at Xavantina typically declining from approximately 650 to 700 millimeters in Q1 to approximately 60 millimeters in Q2 and Q3, significantly reducing drying times and supporting higher concentrate sales volumes through the remainder of the year.
◦Full-year capital expenditure guidance is maintained at $275 to $320 million.
•At the Furnas Copper-Gold Project ("Furnas" or the "Project"), the Company completed over 12,000 meters of drilling during the quarter as part of the planned 50,000-meter 2026 drill program. Site activities during the quarter also included the continued advancement of engineering, environmental, and permitting workstreams. The Company expects to issue a project update on Furnas in mid-2026 covering, among others, exploration drill results since the completion of an inaugural Preliminary Economic Analysis ("PEA") on the Project.
"Our copper operations delivered a solid start to the year, and our Xavantina Operation undertook necessary ventilation and cooling circuit upgrades and subsequent tie-in that, together with the mechanization work completed in 2025, we expect will allow Xavantina to continue to deliver well into the future, particularly since the deposit remains completely open at depth,” said Makko DeFilippo, President and Chief Executive Officer. “Since this time last year, we have made considerable progress on our transformation objectives across the business, and I am pleased with our Q1 performance. While we are not immune from industry-wide cost pressures, our operations are performing well, metal prices remain constructive and our balance sheet continues to strengthen with net debt down meaningfully year-over-year. During Q1, we published the PEA on Furnas, outlining the Company's next significant phase of growth. As we continue to drive Furnas forward, we are translating years of investment into cash flow generation resulting in meaningful deleveraging - our highest capital-allocation priority."

2	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FIRST QUARTER REVIEW

The Caraíba Operations
•The Caraíba Operations produced 8,826 tonnes of copper in concentrate during the quarter at a C1 cash cost(1) of $2.79 per pound produced.
•Quarterly production reflected lower processed grades due to stope sequencing at the Pilar Mine and reduced contribution from the Surubim open pit, where mined volumes during the quarter were affected by seasonal rainfall during January and February.

The Tucumã Operation
•The Tucumã Operation produced 8,461 tonnes of copper in concentrate during the period at a C1 cash cost(1) of $1.97 per pound produced.
•Production during the period reflected a planned moderation in processed copper grades, partially offset by higher plant throughput following the completion in Q4 2025 of planned mill liner replacement maintenance originally scheduled for Q1 2026.
•The Company is advancing an expansion of tailings filtration capacity at the Tucumã Operation. The associated capacity and plant throughput benefits, which remain on-track for Q4 2026, have not been incorporated into full-year 2026 guidance.

The Xavantina Operations
•The Xavantina Operations produced 5,495 ounces of gold at a C1 cash cost(1) of $2,120 per ounce and AISC(1) of $4,441 per ounce. Unit costs during the quarter reflected the lower production levels associated with the scheduled ventilation and cooling infrastructure work.
•Gold production during the period reflected necessary ventilation and cooling infrastructure upgrades and tie-in to the existing infrastructure. This investment, substantially complete at the end of April, will enable higher development and mining rates going forward as the mine continues to advance to depth, where the deposit remains open.
•Quarterly gold sales totaled 10,330 ounces, including 4,311 ounces sold in gold concentrate. Concentrate drying times during the quarter were extended by heavy seasonal rainfall. With dryer conditions following the end of the rainy season, gold concentrate sales volumes are expected to be higher over the remainder of the year.

(1)    These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three months ended March 31, 2026 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

3	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING HIGHLIGHTS

	2026 - Q1	2025 - Q4	2025 - Q1
Copper (Caraíba Operations)
Ore Mined (tonnes)	985,577	1,225,017	696,239
Ore Processed (tonnes)	1,072,209	1,174,732	692,901
Grade (% Cu)	0.93	1.00	1.18
Recovery (%)	88.3	88.7	90.2
Cu Production (tonnes)	8,826	10,431	7,357
Cu Production (000 lbs)	19,459	22,995	16,219
Cu Sold in Concentrate (tonnes)	9,205	10,404	6,949
Cu Sold in Concentrate (000 lbs)	20,294	22,938	15,318
Cu C1 cash cost(1)	$2.79	$2.27	$2.22

Copper (Tucumã Operation)
Ore Mined (tonnes)	456,684	1,199,067	328,291
Ore Processed (tonnes)	563,717	517,246	294,314
Grade (% Cu)	1.66	1.93	2.18
Recovery (%)	88.3	90.5	89.40
Cu Production (tonnes)	8,461	9,275	5,067
Cu Production (000 lbs)	18,652	20,449	11,171
Cu Sold in Concentrate (tonnes)	8,751	9,729	5,168
Cu Sold in Concentrate (000 lbs)	19,292	21,450	11,393
Cu C1 cash cost(1)(2)	$1.97	$1.75	$—

Gold (Xavantina Operations)
Ore Mined (tonnes)	32,820	55,655	33,228
Ore Processed (tonnes)	37,128	53,256	33,228
Grade (g / tonne)	5.66	9.98	6.87
Recovery (%)	81.3	79.6	90.8
Au Production (oz)	5,495	13,837	6,638
Au Sold in doré (oz)	6,019	13,401	5,834
Gold Sold in Concentrate (oz)(3)	4,311	12,754	—
Gold Sold (oz)	10,330	26,155	5,834
Au C1 cash cost(1)	2,120	766	1,100
Au AISC(1)	4,441	1,702	2,228

(1)    Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three months ended March 31, 2026 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, YTD 2025 copper C1 cash cost for the Tucumã Operation reflects costs from Q3 2025 onward only.
(3)    Gold sold in concentrate includes gold ounces produced from the CIL circuit and the pond.

4	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FINANCIAL HIGHLIGHTS
($ in millions, except per share amounts)

	2026 - Q1	2025 - Q4	2025 - Q1
Revenues	$263.2	$320.2	$125.1
Gross profit	105.9	164.4	55.5
EBITDA(1)	175.5	151.8	117.9
Adjusted EBITDA(1)	125.2	186.7	63.2
Cash flow from operations	92.8	129.1	65.4
Net income	109.3	78.7	80.6
Net income attributable to owners of the Company	108.8	77.0	80.2
Per share (basic)	1.04	0.74	0.77
Per share (diluted)	1.04	0.74	0.77
Adjusted net income attributable to owners of the Company(1)	72.4	108.4	35.8
Per share (basic)	0.69	1.04	0.35
Per share (diluted)	0.69	1.04	0.35

Cash, cash equivalents, and short-term investments	91.2	105.4	80.6
Working capital(1)	66.2	15.5	10.2
Net debt(1)	490.7	501.7	561.8
(1)    Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three months ended March 31, 2026 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

5	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2026 PRODUCTION AND COST GUIDANCE
Consolidated copper production guidance is maintained at 67,500 to 77,500 tonnes. Full-year copper production is expected to be second-half weighted at both the Caraíba and Tucumã Operations. Production at Caraíba in Q2 is expected to be broadly similar to Q1 before increasing in H2 2026, driven by higher processed grades from planned mine sequencing along with higher throughput levels. Production at Tucumã is expected to be modestly higher in H2 2026 on higher plant throughput, partially offset by lower planned copper grades.
Consolidated copper C1 cash cost(1) guidance is maintained at $2.15 to $2.35 per pound produced, with costs expected to be above the guidance range in H1 2026 and to decrease sequentially through H2 2026 as processed grades at the Caraíba Operations increase.
At the Xavantina Operations, gold production from mining and processing operations is expected to total 40,000 to 50,000 ounces in 2026, with mining rates, mill throughput and processed grades projected to improve as the ventilation and cooling infrastructure becomes fully operational (substantially complete at the end of April). As a result, production at Xavantina is expected to be weighted towards H2 2026.
Gold C1 cash cost(1) and AISC(1) guidance is maintained at $1,000 to $1,250 and $2,000 to $2,500 per ounce, respectively. Unit costs are expected to be highest in Q1 and to decline over the remaining quarters of the year as Xavantina's production volumes increase.
Gold concentrate sales volumes are expected to be lowest in Q1 due to the impact of heavy seasonal rainfall on concentrate drying times and are expected to benefit from dryer conditions through the remainder of 2026. Gold concentrate sales from historic stockpiles are not included in Xavantina's guidance ranges, which capture only production from mining and processing operations.

Consolidated Copper Production (tonnes)
Caraíba Operations	35,000 - 40,000
Tucumã Operation	32,500 - 37,500
Total Copper	67,500 - 77,500

Consolidated Copper C1 Cash Cost(1)
Caraíba Operations	$2.30 - $2.50
Tucumã Operation	$1.95 - $2.15
Consolidated Copper Operations	$2.15 - $2.35

The Xavantina Operations
Au Production (ounces)	40,000 - 50,000
Gold C1 Cash Cost(1) ($/oz)	$1,000 - $1,250
Gold AISC(1) ($/oz)	$2,000 - $2,500
Note: Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risks.
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this Press Release.

6	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2026 CAPITAL EXPENDITURE GUIDANCE
Total capital expenditures guidance remains unchanged at a range of $275 to $320 million.
Figures presented in the table below are in USD millions.

Caraíba Operations	$170 - $185
Tucumã Operation	$35 - $45
Xavantina Operations	$40 - $50
Furnas Copper-Gold Project, Other Exploration & Corporate	$30 - $40
Total	$275 - $320
Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent AIF and Management of Risks and Uncertainties in the MD&A for complete risk factors.

7	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Tuesday, May 5, 2026 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results. A results presentation will be available for download via the webcast link and in the Presentations section of the Company's website on the day of the conference call.

Date:	Tuesday, May 5, 2026
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:
Canada/USA Toll Free: 1-833-752-3380
International: +1-647-846-2821

Please dial in 5-10 minutes prior to the start of the call or pre-register using this link to bypass the live operator queue.

(https://dpregister.com/sreg/10207291/1037ecd0ca7)

Webcast:	To access the webcast, click here. (https://event.choruscall.com/mediaframe/webcast.html?webcastid=A9tf7UE9)
Replay:	Canada/USA: 1-855-669-9658, International: +1-412-317-0088 For country-specific dial-in numbers, click here. (https://services.choruscall.com/ccforms/replay.html)
Replay Passcode:	2860523

8	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Reconciliation of Non-IFRS Measures
Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, gold C1 cash cost, gold AISC, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the three months ended March 31, 2026 which is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

9	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Copper C1 cash cost

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

The Caraíba Operations

Reconciliation:	2026 - Q1	2025 - Q4	2025 - Q1
Cost of production	$62,352	$55,895	$35,719
Add (less):
Transportation costs & other	2,896	1,904	1,322
Treatment, refining, and other	2,164	3,328	2,410
By-product credits	(10,077)	(7,614)	(4,699)
Incentive payments	(1,534)	(1,516)	(1,289)
Net change in inventory	(1,483)	266	2,659
Foreign exchange translation and other	(87)	110	(147)
C1 cash costs(1)	$54,231	$52,373	$35,975

Mining	$42,411	$38,482	$25,796
Processing	9,102	8,867	6,352
Indirect	7,735	7,406	4,794
Production costs	59,248	54,755	36,942
By-product credits	(10,077)	(7,614)	(4,699)
Treatment, refining and other	5,060	5,232	3,732
C1 cash costs(1)	$54,231	$52,373	$35,975

	2026 - Q1	2025 - Q4	2025 - Q1
Costs per pound
Total copper produced (lbs, 000)	19,459	22,995	16,219

Mining	$2.18	$1.67	$1.59
Processing	$0.47	$0.39	$0.39
Indirect	$0.40	$0.32	$0.30
By-product credits	$(0.52)	$(0.33)	$(0.29)
Treatment, refining and other	$0.26	$0.22	$0.23
Copper C1 cash costs(1)	$2.79	$2.27	$2.22

10	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

The Tucumã Operation

Reconciliation:	2026 - Q1	2025 - Q4
Cost of production	$29,738	$29,689
Add (less):
Transportation costs & other	6,391	8,376
Treatment, refining, and other	2,471	—
By-product credits	(701)	—
Incentive payments	(546)	(396)
Net change in inventory	(556)	(1,970)
Foreign exchange translation and other	(4)	—
C1 cash costs(1)	$36,793	$35,699

Mining	$6,538	$6,110
Processing	17,976	17,253
Indirect	4,118	3,945
Production costs	28,632	27,308
By-product credits	(701)	—
Treatment, refining and other	8,862	8,391
C1 cash costs(1)	$36,793	$35,699

	2026 - Q1	2025 - Q4
Costs per pound
Total copper produced (lbs, 000)	18,652	20,449

Mining	$0.35	$0.30
Processing	$0.96	$0.84
Indirect	$0.22	$0.19
By-product credits	$(0.04)	$—
Treatment, refining and other	$0.48	$0.42
Copper C1 cash costs(1)	$1.97	$1.75

11	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Gold C1 cash cost and gold AISC

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q1	2025 - Q4	2025 - Q1
Cost of production	$13,877	$12,882	$6,225
Add (less):
Incentive payments	(320)	(442)	(269)
Net change in inventory	(807)	(208)	1,339
By-product credits	(189)	(459)	(111)
Smelting and refining	769	320	146
Gold concentrate re-handling cost	(1,641)	(1,444)	—
Foreign exchange translation, transportation and other	(38)	(44)	(29)
C1 cash costs	$11,651	$10,605	$7,301
Site general and administrative	1,409	1,628	1,077
Accretion of mine closure and rehabilitation provision	145	152	141
Sustaining capital expenditure	8,136	7,091	3,909
Sustaining lease payments	2,623	3,073	2,021
Royalties and production taxes	434	995	338
AISC	$24,398	$23,544	$14,787

12	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

	2026 - Q1	2025 - Q4	2025 - Q1
Costs
Mining	$5,820	$5,619	$3,760
Processing	2,940	3,138	2,206
Indirect	2,311	1,987	1,300
Production costs	11,071	10,744	7,266
Smelting and refining costs	769	320	146
By-product credits	(189)	(459)	(111)
C1 cash costs	$11,651	$10,605	$7,301
Site general and administrative	1,409	1,628	1,077
Accretion of mine closure and rehabilitation provision	145	152	141
Sustaining capital expenditure	8,136	7,091	3,909
Sustaining leases payments	2,623	3,073	2,021
Royalties and production taxes	434	995	338
AISC	$24,398	$23,544	$14,787

Costs per ounce
Total gold produced (ounces)	5,495	13,837	6,638

Mining	$1,059	$406	$566
Processing	$535	$227	$332
Indirect	$420	$143	$195
Smelting and refining	$140	$23	$22
By-product credits	$(34)	$(33)	$(16)
Gold C1 cash cost	$2,120	$766	$1,100
Gold AISC	$4,441	$1,702	$2,228

13	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q1	2025 - Q4	2025 - Q1
Net Income	$109,311	$78,738	$80,627
Adjustments:
Finance expense	11,064	11,330	4,723
Finance income	(1,121)	(2,201)	(838)
Income tax expense	17,885	23,453	14,741
Amortization and depreciation	38,319	40,503	18,620
EBITDA	$175,458	$151,823	$117,873
Foreign exchange (gain) loss	(53,655)	23,352	(58,400)
Share based compensation	2,640	8,909	1,173
Unrealized loss on commodity derivatives	751	1,597	2,102
Change in rehabilitation and closure provision(1)	—	556	—
Write-down of mineral properties and exploration and evaluation asset	—	—	—
Others	—	507	458
Adjusted EBITDA	$125,194	$186,744	$63,206

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

14	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q1	2025 - Q4	2025 - Q1
Net income as reported attributable to the owners of the Company	$108,771	$76,970	$80,227
Adjustments:
Share based compensation	2,640	8,909	1,173
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(30,260)	19,289	(39,628)
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(16,464)	4,723	(16,739)
Unrealized loss on commodity derivatives	733	1,559	2,079
Change in rehabilitation and closure provision(1)	—	554	—
Write-down of mineral properties and exploration and evaluation asset	—	—	—
Others	—	504	458
Tax effect on the above adjustments	7,014	(4,061)	8,279
Adjusted net income attributable to owners of the Company	$72,434	$108,447	$35,849

Weighted average number of common shares
Basic	104,262,136	103,961,272	103,564,654
Diluted	105,023,869	104,693,751	103,904,737

Adjusted EPS
Basic	$0.69	$1.04	$0.35
Diluted	$0.69	$1.04	$0.35
(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

15	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net Debt (Cash)

The following table provides a calculation of net debt (cash) based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2026	December 31, 2025	March 31, 2025
Current portion of loans and borrowings	$39,202	$55,711	$52,479
Long-term portion of loans and borrowings	542,691	551,403	589,860
Less:
Cash and cash equivalents	(91,207)	(105,442)	(80,573)
Net debt (cash)	$490,686	$501,672	$561,766

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2026	December 31, 2025	March 31, 2025
Current assets	$290,299	$276,212	$232,292
Less: Current liabilities	(224,064)	(260,718)	(222,048)
Working capital	$66,235	$15,494	$10,244

Cash and cash equivalents	91,207	105,442	80,573
Available undrawn revolving credit facilities(1)	55,000	45,000	35,000
Available undrawn prepayment facilities(2)	—	—	—
Available liquidity	$146,207	$150,442	$115,573

(1)    In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028.

16	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO
Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets. Headquartered in Vancouver, B.C., the Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project.
Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).
FOR MORE INFORMATION, PLEASE CONTACT
Farooq Hamed, VP, Investor Relations
info@ero.com

17	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s expected production, operating costs, and capital expenditures at the Caraíba Operations, the Tucumã Operation, and the Xavantina Operations; the estimation of mineral reserves and mineral resources; estimated completion dates for certain milestones, including the completion of the Pilar Mine’s new external shaft at the Caraíba Operations; the ability of the Company to maintain improved performance at the Caraíba mill or realize the benefits associated with the Pilar Mine’s new external shaft; the expected timing of delivery, installation, and commissioning of additional tailings filtration capacity at the Tucumã Operation, including the three new tailings filters and the addition of plates to each of the three existing filter presses, and the expected impact on plant throughput; the expected completion of the ventilation and cooling infrastructure tie-in at the Xavantina Operations and the expected impact of that tie-in on mining rates, mill throughput, and processed grades; the Company’s ability to advance work programs under the Furnas earn-in agreement, estimated timing for certain project milestones, the ability to further enhance the value of the Project’s economics, extend the known limits of mineralization and/or increase its production profile, the ability to advance license and permitting processes, produce and publish additional engineering studies (including the Company’s plans to appoint an engineering firm to lead, and subsequently to complete, a pre-feasibility study at the Furnas Copper-Gold Project), the expected timing of the related Furnas update press release, the results of the Phase 2 and Phase 3 drill programs, upgrade mineral resources to mineral reserves, and to ultimately achieve expected production, operating cost, capital expenditure forecasts, and economic value at the Furnas Project; the discovery of additional mineralization and the potential for positive impacts on production rates from the mines or processing facilities; the significance of any particular exploration program or result, including the Company’s expectations associated with historic gold concentrate stockpiles at the Xavantina Operations, and the successful development of new deposits; the Company’s ability to monetize gold concentrates produced at the Xavantina Operations, including expectations for operating costs, payability, the actual grades of gold concentrates sold, statements with respect to total volume or tonnes of gold concentrate to be sold, and the timing therein; the Company’s capital allocation priorities, including continued deleveraging of the balance sheet; as well as the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration and the potential to convert any portion of the inferred mineral resource base to economically viable mineral reserves; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s most recent Annual Information Form (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this presentation and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

18	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada